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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             BIG DOG HOLDINGS, INC.
                       (Name of Subject Company (issuer))
                             BIG DOG HOLDINGS, INC.
             (Names of Filing Persons (identifying status as offeror,
                             issuer or other person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   089128-10-2
                      (CUSIP Number of Class of Securities)


                                 Anthony J. Wall
                  Executive Vice President and General Counsel
                             Big Dog Holdings, Inc.
                                 121 Gray Avenue
                             Santa Barbara, CA 93101
                              (805) 963-8727 x1363
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                            behalf of filing persons)
                                    COPY TO:
                              Kendall Bishop, Esq.
                              O'Melveny & Myers LLP
                       1999 Avenue of the Stars, Suite 700
                              Los Angeles, CA 90067
                                 (310) 553-6700

                                 August 17, 2000
                            CALCULATION OF FILING FEE
   TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
        $21,875,000                                        $4,375

* Calculated solely for purposes of determining the filing fee. Determined pursuant to Rule 0-11(b)(1), based upon the purchase of 3,500,000 shares at $6.25 per share.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  $4,375    Form or Registration No.:  Schedule TO-I
     Filing party:  Big Dog             Date Filed:  July 31, 2000
                    Holdings, Inc.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                   SCHEDULE TO

     This Amendment No. 1 to the Schedule TO amends and supplements the Schedule TO previously filed on July 31, 2000 relating to an offer by Big Dog Holdings, Inc., a Delaware corporation (the "Company"), to purchase up to 3,500,000 shares of common stock, par value $.01 per share, at a price, net to the seller in cash, of $6.25 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 31, 2000, and the related letter of transmittal, which together with any amendments or supplements thereto, collectively constitute the "offer." The information in the offer to purchase, as amended and supplemented by the supplement to offer to purchase, dated August 17, 2000, attached as exhibit (a)(1)(H) hereto (the "Supplement"), is hereby expressly incorporated by refererence.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Supplement, filed as an exhibit to this Schedule TO-I/A, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)-(b) The information set forth in the Supplement, filed as an exhibit to this Schedule TO-I/A, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the Supplement, filed as an exhibit to this Schedule TO-I/A, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (d) The information set forth in the Supplement, filed as an exhibit to this Schedule TO-I/A, is incorporated herein by reference.

ITEM 12. EXHIBITS.

     (a)(1)(H) Supplement to Offer to Purchase, dated August 17, 2000.


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SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           BIG DOG HOLDINGS, INC.

                           By:      /s/ ANDREW FESHBACH
                                  ------------------------------

                           Name:    Andrew Feshbach
                                  ------------------------------

                           Its:     Chief Executive Officer
                                  ------------------------------





Dated:  August 17, 2000


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                                  EXHIBIT INDEX

EXHIBIT
NO.               DESCRIPTION
-------           -----------

(a)(1)(H)         Supplement to Offer to Purchase, dated August 17, 2000.






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